UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 21, 2017
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release NEWS RELEASE – AngloGold Ashanti Limited - Dividend Declaration –
Dividend Number 118

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 –  NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

DIVIDEND DECLARATION – DIVIDEND NUMBER 118
The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No. 118 for the year ended 31 December 2016 as detailed below. In terms of the withholding tax on dividends which became effective on
1 April 2012, the following additional information is disclosed:
Dividends have been declared out of total reserves
Rate of dividend declared per ordinary share in South African cents (Gross)
130.00
Dividends tax rate applicable to shareholders liable to pay the dividend tax
15%
Rate in South African cents (Net) where dividend tax at 15% is payable
110.50
The issued ordinary share capital of AngloGold Ashanti at the date of declaration is
408,240,815
AngloGold Ashanti’s tax reference number
9640006608

In compliance with the requirements of Strate
, given the Company’s primary listing on the JSE, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2017
Currency conversion date for Australian dollars and Ghanaian cedis
Monday, 13 March
Last date to trade ordinary shares cum dividend
Monday, 20 March
Last date to register transfers of certificated securities cum dividend
Monday, 20 March
Ordinary shares trade ex-dividend
Wednesday, 22 March
Record date
Friday, 24 March
Payment date
Friday, 7 April
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant
CSDP or broker.
To comply with further requirements of Strate, share certificates may not be dematerialised or rematerialised between
Wednesday, 22 March 2017 and Friday, 24 March 2017, both days inclusive. No transfers between the South African,
Australian and Ghana share registers will be permitted between Monday, 13 March 2017 and Friday, 24 March 2017, both days inclusive.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2017
Ex dividend on New York Stock Exchange
Wednesday, 22 March
Record date
Friday, 24 March
Approximate date for currency conversion
Friday, 7 April
Approximate payment date of dividend
Monday, 17 April
Assuming an exchange rate of R13.1000/$, the gross dividend payable per ADS, which is subject to a 15% South
African withholding tax, is equivalent to 10 US cents. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2017
Last date to trade and to register GhDSs cum dividend Friday, 17 March
GhDSs trade ex-dividend Wednesday, 22 March
Record date Friday, 24 March
Approximate payment date of dividend Monday, 10 April
Assuming an exchange rate of R1/¢0.33843, the gross dividend payable per share, which is subject to a 15% South African withholding tax, is equivalent to 0.43995 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

21 February 2017
Ends
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Contacts
Media

Chris Nthite +27 11 637 6388/+27 83 301 2481                  cnthite@anglogoldashanti.com
Stewart Bailey +27 81 032 2563 / +27 11 637 6031            sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey +27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com

Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
sbrockman@anglogoldashanti.com

Fundisa Mgidi +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Forward-Looking Information and Non-GAAP Financial Measures

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of
AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause
AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2015, which was filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-
looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with
IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and
under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN: ZAE000043485 –  JSE share code: ANG-CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: February 21, 2017
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance